

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

February 9, 2012

<u>Via E-Mail</u>

Marc O. Williams, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

> **Re: Illumina, Inc.**
> **Amendment No. 7 to Schedule TO filed on February 8, 2012**
> **Filed by CKH Acquisition Corporation and Roche Holding Ltd.**
> **File No. 5-60457**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Offer to Purchase</u>

<u>Source and Amount of Funds, page 19</u>

1. We note your response to comment four in our letter dated February 2, 2012; however, we reissue our comment. In your next amendment, please revise to include a summary of the terms of the existing credit facilities and file the financing agreements as exhibits to the schedule. Refer to Item 1007(d)(1) and Item 1016(b) of Regulation M-A. Please also revise to further describe the new notes and commercial paper and any material conditions to the financing. Refer to Item 1007(b) and (d) of Regulation M-A.

Conditions of the Offer, page 26

2. We note your response to comment five in our letter dated February 2, 2012. Please confirm your understanding that the waiver of the Minimum Condition, the Rights Condition, the Section 203 Condition and the Impairment Condition would constitute a material change requiring that at least five business days remain in the offer after such waiver.

       Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

       Sincerely,

       /s/ Peggy Kim

       Peggy Kim
       Special Counsel
       Office of Mergers & Acquisitions